DAVIDSON & COMPANY LLP — Chartered Accountants — A Partnership of Incorporated Professionals

October 16, 2012

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

TSX Venture Exchange
P.O. Box 11633
Suite 2700 – 650 West Georgia Street
Vancouver, BC
V6B 4N9

Alberta Securities Commission
600, 250 – 5th Street S.W.
Calgary, AB
T2P 0R4

Dear Sirs / Mesdames

Re: Clifton Star Resources Inc. (the "Company")
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated October 16, 2012 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

Davidson + Company LLP

DAVIDSON & COMPANY LLP
Chartered Accountants

cc: TSX Venture Exchange

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